SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                                PFS Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    69335R101
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                                 (CUSIP Number)

 Kenneth R. Lehman, 1408 North Abingdon Street, Arlington, Virginia 703.812.5230
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                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 January 7, 2004
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSONS:        Kenneth R. Lehman and
                                           Joan A. Lehman

         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):     NA

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]
         (b)      [ ]
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3.       FOR SEC USE ONLY

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4.       SOURCE OF FUNDS                   PF and OO

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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                     [ ]
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

CUSIP No. 69335R101                                            Page 2 of 4 Pages

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6.       CITIZENSHIP                                                   USA

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NUMBER OF         (7)      SOLE VOTING POWER                           0
SHARES            --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                         94,853
OWNED BY          --------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER                      0
REPORTING         --------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER                    94,853
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11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON                                94,853

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                              [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            6.4%

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14.      TYPE OF REPORTING PERSON                                      IN

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Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 (the "Common Stock") of PFS Bancorp, Inc. (the "Company"). The Company's principal executive offices are located at Second and Bridgeway Streets, Aurora, Indiana 47001.

Item 2.  Identity and Background

(a) This statement is filed by Kenneth R. Lehman and Joan Abercrombie Lehman (together, the "Reporting Persons"), spouses.

(b) The address of the Reporting Persons is 1408 North Abingdon Street, Arlington, Virginia.

(c)      The Reporting Persons are private investors.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 69335R101                                            Page 3 of 4 Pages


(f)      The Reporting Persons are United States citizens.

Item 3.  Source and Amount of Funds and Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock identified herein is $1,462,055. The shares of Common Stock were purchased by the Reporting Persons with personal funds and on margin from registered broker-dealer firms on such firms' usual terms and conditions. All or part of the shares of Common Stock owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of the Transaction

The purpose of the acquisition of the shares of Common Stock reported herein by the Reporting Persons was for investment. From time to time the Reporting Persons may purchase additional shares of Common Stock, and may dispose of any or all of the shares of Common Stock at any time. The Reporting Persons intend to engage in discussions with management and directors regarding capital management strategies that may involve a material change in the present capitalization or dividend policy, the issuer's business and operations, management and directors' compensation and benefit plans, composition of the board of directors and other corporate governance matters. Other than as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (a) through (i) above. Each of the Reporting Persons is likely from time to time to review or reconsider their intentions in holding and/or acquiring shares of the issuer's Common Stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through
(j).

Item 5.  Interest in Securities of the Issuer

(a) Aggregate number of shares beneficially owned by the Reporting Persons is 94,853, or 6.4% of the Company's outstanding shares. The percentages used herein and the rest of Item 5 assume that there are 1,473,728 shares of Common Stock outstanding, based upon the Company's Form 10-Q for the quarter ended September 30, 2003.

(b) Neither Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of any shares of Common Stock. Each Reporting Person shares the power to vote, direct the vote of, dispose of, or direct the disposition of 94,853 shares of Common Stock.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Stock within the past sixty days, all of which were on the open market, are set forth in Schedule A and are incorporated by reference.

CUSIP No. 69335R101                                            Page 4 of 4 Pages


(d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 8, 2004

/s/ Kenneth R. Lehman

/s/ Joan Abercrombie Lehman


                                   SCHEDULE A

Date of Transaction          Number of Shares Purchased         Price per share (including commissions)
     11/17/2003                         3,200                                   $ 18.31
     11/18/2003                         1,000                                   $ 18.71
     11/19/2003                         3,600                                   $ 19.27
     11/21/2003                         1,000                                   $ 20.00
     11/24/2003                           200                                   $ 20.23
     11/25/2003                           200                                   $ 20.33
     12/23/2003                           800                                   $ 19.75
     12/29/2003                           550                                   $ 19.59
     12/31/2003                           700                                   $ 19.56
      1/2/2004                            900                                   $ 19.56
      1/7/2004                          2,139                                   $ 19.61